

January 27, 2012

Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

> **Re: Erickson Air-Crane Incorporated**
> **Amendment No. 7 to**
> **Registration Statement on Form S-1**
> **Filed January 18, 2012**
> **Amendment No. 8 to**
> **Registration Statement on Form S-1**
> **Filed January 20, 2012**
> **File No. 333-166752**

Dear Mr. Ryan:

We have received your response to our prior comment letter to you dated December 30, 2011 and have the following additional comments.

General

Prospectus Summary, page 1

1. We note your response to our prior comment 14. For past fiscal periods please disclose the percentage of revenues and accounts receivable attributable to the Italian Ministry of Civil Protection and the Hellenic Fire Brigade. In light of European economic conditions it appears that this information would be material to investors.

2. We note your response to our prior comment 2. Please balance the disclosure in the summary by disclosing or clarifying:

- That, if true, you were not in compliance with certain of the covenants of your Credit Agreement as of December 31, 2010 and March 31, 2011 and amendments to the Credit Agreement waived your non-compliance;
- The reduction-in-force on November 2, 2011, as disclosed on page 45;
- The termination of the Wan Yu Industries Groups, Limited and Aliar Aircrane Services Especializados Ltda agreements;
- The failure of HRT Netherlands B.V. to exercise its purchase option or otherwise purchase an Aircrane and the risk that you will fail to meet certain covenants under your Credit Agreement in 2012 because HRT did not exercise the purchase option or otherwise purchase an Aircrane as stated on pages 19 and 27 of your amendment dated December 5, 2011;
- That, as stated on page 102, if you are unable to recover from your U.S. Forest Service claim with the Civilian Board of Contract Appeals, the write-off may adversely affect your ability to comply with your financial covenants under your Credit Agreement in 2012; and
- That the proceeds from the IPO will be used to pay down existing debt, including outstanding debt at a 20% interest rate, and, if true, to potentially remain in compliance with the financial covenants to your Credit Agreement as noted in your response to our prior comment 24 and potentially refinance your senior credit facilities in July 2013 in advance of the possibility of repurchasing the Aircrane sold in 2009 in June 2013 as noted in your response to our prior comments 21 and 22.

Our Company, page 1

3. Please revise the second paragraph of this section to disclose your net income (loss) for your most recent fiscal year and interim stub.

4. We note your response to our prior comment 3. We note the statement in your response that "a government entity's decision to extend its contract is governed in part by whether there is adequate funding for such extension provided in its annual budget." In light of this and your disclosure in the last sentence of the third full paragraph on page 45, please explain to us why you believe your contract with the Hellenic Fire Brigade will be renewed. Please also advise whether you have received the remaining balance due in January 2012 from the Hellenic Fire Brigade. Finally, please revise your disclosure to clarify that the customer extension options, if true, are only anticipated based on your prior operating history and experience with these customers and there is no guarantee these options will be exercised as noted in the first full paragraph on page 18.

Our Competitive Strengths, page 2

5. We note your response to our prior comment 4. We note your disclosure regarding a backlog of $298.7 million at December 31, 2010. Please advise us

why this is so much lower than the previously disclosed backlog of $445.2 million at December 15, 2010. Please also advise us as to the reasons for the increase in backlog of $80 million from September 30, 2011 to December 31, 2011.

Our Strategy, page 3

6. We note your response to our prior comment 6. Please advise whether you have had any interest in the purchase of an Aircrane for timber harvesting. If not, please provide support for your statement regarding potential sales of Aircranes in this area or delete this disclosure. Please also provide support for your statement that the trend of sustainable timber harvesting will gain momentum "in many areas of the world in the future" or delete the statement.

7. Please balance the language in the "Increase Our Aircrane Sales" paragraph on page 4 to disclose that if you sell one of the 17 Aircranes in your fleet that you may not be able to maintain your desired level of Aerial Services operations.

Changes to Our Company Since Our 2007 Acquisition, page 5

8. Please revise the fourth bullet point in this section to clarify, if true, that the lease in the Aircraft Lease and Purchase Option Agreement has expired and the option to purchase the Aircrane was not exercised. In this regard, we note your disclosure in the second full paragraph on page 19.

9. We note your response to our prior comment 9. Given your response that you are more focused on long-term relationships and repeat business that may not be committed under long-term contracts, please advise as to what you consider to be a long-term contract that made up 75% of your 2010 revenues and 75% of your revenues for the nine months ended September 30, 2011.

The Offering, page 7

Use of Proceeds, page 7

10. We note the balance of your unsecured subordinated promissory notes increased by $3 million. Please advise as to the reason for this increase in the notes and if you plan to file the promissory note or notes as an exhibit or exhibits to your registration statement.

11. Given the changes in the first paragraph of this section, most of the language in the third full paragraph of this section appears to be inapplicable. Please revise accordingly or advise. Please also similarly revise disclosure elsewhere in the filing such as in the risk factor beginning at the bottom of page 30 and the Use of Proceeds section on page 34.

Risk Factors, page 14

12. Please add a risk factor addressing, as stated on page 102, that if you are unable to recover from your U.S. Forest Service claim with the Civilian Board of Contract Appeals, the write-off may adversely affect your ability to comply with your financial covenants or advise.

 Related to Our Business, page 14

Our indebtedness could adversely affect our financial condition, page 15

13. Please revise the title of this risk factor to clarify that it also discusses the risk that you may not be in compliance with the financial covenants under your Credit Agreement in 2012.

14. Please revise the fourth paragraph to clarify, if true, that you were not in compliance with the covenants in your Credit Agreement as of December 31, 2010 and March 31, 2011 and amendments to the Credit Agreement waived your non-compliance. Please revise similar disclosure elsewhere in the prospectus as applicable. In this regard, we note Paragraph 1 of the Third Amendment to Credit Agreement and Paragraph 12 of the Fourth Amendment to Credit Agreement.

Our Aerial Services revenues depend on the availability, page 19

15. We note your response to our prior comment 1. Please revise this risk factor to clarify why you would sell an Aircrane in your fleet as opposed to one of the two Aircranes held for sale so investors can better understand this risk.

Claims against us by governmental agencies or other parties, page 23

16. Please revise to disclose the costs related to remediating environmental damage at the Central Point facility and off-site water supply wells.

Special Note Regarding Forward-Looking Statements and Industry Data, page 32

17. Please revise to state that you believe and act as though the industry and market data presented in the prospectus are accurate. In this regard please also remove the statement that such information "is inherently imprecise."

<u>The Commercial Heavy-Lift Helicopter Industry, page 75</u>

<u>History and Development of the Commercial Heavy-Lift Helicopter, page 75</u>

18. Please provide support for your statements in the last sentence on page 75 or delete this statement.

<u>Commercial Heavy-Lift Helicopter Markets, page 77</u>

<u>Aerial Firefighting; North America, page 78</u>

19. Please provide support for your statement that the "U.S. Government is expected to continue to provide significant funding for fire prevention and suppression" or delete this statement.

<u>Australia, page 80</u>

20. Please advise whether the Aircrane was specifically used in the fires in Australia in 2009. If not, please revise the last sentence of this section to delete the reference to the Aircrane.

<u>Business, page 87</u>

<u>Backlog, page 97</u>

21. We note your response to our prior comment 11. Please advise as to how much of your backlog is calculated based on your estimate of the cubic meters of timber you expect to deliver under the contract based on your experience. Please also advise as to how much of the backlog for the Repsol Transaction that is included in your backlog calculation as of December 31, 2011 is based on your estimate of the cubic meters you expect to deliver under the contract based on your experience.

<u>Executive Compensation, page 111</u>

<u>Elements of Compensation; 2011 Incentive Plan, page 112</u>

22. Please advise as to how the payouts are set at fixed amounts for your named executive officers if the size of the potential pool is variable. We note on page 112 that the board set "the size of the potential pool at approximately $1.8 million multiplied by the percentage of target Bank EBITDA actually achieved." However the footnote to the Grants of Plan-Based Awards table on page 116 indicates that payouts are to be fixed percentages of each officer's salary.

<u>Long-Term Equity Incentives, page 113</u>

23. We note the blank in the second paragraph and a similar blank on page 118, yet the table on page 113 discloses specific numbers of RSUs. Please advise.

<u>Compensation of Our Named Executive Officers; Grants of Plan-Based Awards, page 116</u>

24. Please revise the footnote to include a discussion of calculation of the amounts set forth for Messrs. Ford and Fraenkel in the table.

<u>Exhibit 5.1</u>

25. Please file your exhibit 5.1 and any other remaining exhibits that have yet to be filed so that we have adequate time to review the opinion and all other exhibits prior to your request for effectiveness.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Douglas A. Tanner, Esq.
        Milbank, Tweed, Hadley & McCloy LLP